UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 000-14740

Premium Nickel Resources Ltd.

(Formerly, North American Nickel Inc.)

(Translation of registrant’s name into English)

c/o Bennett Jones LLP, 3400 — One First Canadian Place, P.O. Box 130, Toronto, Ontario M5X 1A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No.

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

EXPLANATORY NOTE

Premium Nickel Resources Ltd. on November 29, 2022 has distributed Exhibits 99.1 to 99.4 to the applicable Canadian securities regulators and to shareholders who requested same, to disseminate its interim financial statements and related materials for the quarter ended September 30, 2022.

The disclosure documents can be viewed on the Canadian reporting issuer disclosure website www.sedar.com

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Premium Nickel Resources Ltd.
(Registrant)

Date: December 5, 2022	By	/s/ Sarah-Wenjia Zhu

	Name:	Sarah-Wenjia Zhu
	Title:	Chief Financial Officer

3

Exhibit Index

Exhibit No.	Description
99.1	Q3 2022 Financial Statements
99.2	Q3 2022 Management Discussion & Analysis as at November 28, 2022
99.3	CEO certification Q3 2022
99.4	CFO certification Q3 2022

4